Via Facsimile and U.S. Mail
Mail Stop 6010

September 19, 2008

Mr. Joseph B.M. Streppel
Chief Financial Officer
AEGON N.V.
AEGONPLEIN 50
P.O. Box 85
The Hague P7 2501 CB

Re: AEGON N.V.
Form 20-F for Fiscal Year Ended December 31, 2007
File No. 1-10882

Dear Mr. Streppel:

We have reviewed your September 8, 2008 response to our July 28, 2008 letter and have the following additional comment.

Form 20-F for the year ended December 31, 2007

Financial Statements

1. Please confirm that you will provide the information included in your response to comments 1 and 2, including the supplemental information provided in response to comment 2, in your next Form 20-F.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your response to our comment. You should furnish the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Accounting Branch Chief at (202) 551-3752, or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding this comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant